Letter to shareholders

Dear Shareholders:

In 2006, we increased production by more than 8,000 ounces of gold over production in 2005, had solid financial performance with higher revenue and earnings, and developed a very promising project in Island Gold. Although we did not attain the objectives we had set for ourselves for the year, we believe that we made excellent progress towards growing Richmont Mines and strengthening our capabilities.

As we look forward, we plan to accelerate the momentum we initiated in 2006. Our objectives this year and beyond are to build our reserve base and increase our level of production by focusing on the development of our core assets and taking bold measures to enhance shareholder value.

Financial Results

Revenue in 2006 was $36.1 million, a 67% increase over the prior year. We sold over 44,800 ounces of gold, up 21% over sales in 2005. The average price received per ounce was US$600 in 2006, up US$157 per ounce over the average price in 2005, while the average production cash cost in 2006 was US$538 per ounce, up US$164 when compared with US$374 in 2005. Higher gold prices mostly offset production cost increases. The increase in production costs were mostly due to higher labor costs, increasing costs for materials and energy combined with more challenging mining conditions. Also included in 2006 revenue was a gain of $3.1 million on the sale of our Nugget Pond property in the fourth quarter.

Net earnings for the year were $3.2 million, or $0.14 per share, reflecting the increase in gold sales, a gain of $3.7 million on the sales of assets, and cost control. We believe we are well-positioned to execute on our strategy to grow Richmont Mines. As of December 31, 2006 we maintained a strong financial position with $16.9 million in cash and cash equivalents and no long-term debt. We do not hedge on the price of gold, so we can benefit from the continued price improvements which we expect to continue. In addition, for our ongoing projects, we have already expended a significant amount of the capital spending that the projects required reducing their cash requirements going forward.

We believe our unique capability and driving force is our ability to advance underground projects with narrow veins. This skill is easily transferred to larger deposits and should provide us a noteworthy competitive advantage. We will continue to exploit this capability in our efforts to expand our reserve base and grow production.

2006 Production and Exploration

Looking back at 2006, our efforts were focused on three primary areas:

Beaufor Mine: We have been producing from this mine for over 10 years. It produced over 25,100 ounces of gold in 2006 and has produced close to 430,000 ounces since 1996 when we started production. It has become challenging to continue production at this mine because of the lack of continuity in the ore zones and much narrower mineralized zones in the eastern portion of the mine. Yet, we have developed new ore zones and the initial results lead us to conclude that grades and reserve prospects should improve in the coming months. The most recent reserve report for this mine indicated proven and probable reserves of 184,870 tonnes of ore at an average grade of 8.33 g/t which equates to 49,490 ounces of gold. Measured and indicated resources were 611,465 tonnes of ore at an average grade of 7.55 g/t, or approximately 148,394 ounces of gold.

Corporate profile, strategy and goals

Richmont Mines is principally engaged in activities related to the exploration, development and operation of gold mining properties currently in Northeast Canada. Its strengths are its ability to develop advanced exploration projects and to operate underground narrow vein gold mines. The Company was founded in 1981 and, since 1991, has produced more than 900,000 ounces of gold.

Richmont Mines currently has several properties which are located in the provinces of Quebec, Ontario and Newfoundland and Labrador. It is currently producing and exploring at the Beaufor Mine, in the process of completing production and closing its East Amphi mine by the end of the second quarter of 2007 and completing the reserve calculation to make a commercial production decision at Island Gold.

The Company’s strategy is to capitalize on its existing properties through exploration and development to acquire advanced projects in North America where its expertise can be applied and to improve production efficiencies. The Company’s primary objective over the next five years is to become a profitable, intermediate North American producer of gold operating three to four sites while establishing at least one million ounces of reserves.

To implement its strategy in 2007 and fill its pipeline of projects, the Company will focus on advancing the Island Gold project into commercial production and pursue several exploration projects on its properties. This includes a 20,000 meter drill program at Beaufor and a $1.0 million exploration project at Valentine Lake. It will evaluate acquisition and partnership opportunities in order to expand the value of its portfolio of mineral properties, build its reserve base and accelerate its rate of production. Additionally, the Company will continue to assess and rationalize the quality of its non-core asset base in order to maximize future shareholder value.

Beaufor has an interesting history. It was discovered in 1933 and produced from three projects: Perron, Beaufor and Pascalis. Production was stopped in 1951 after the area produced almost 500,000 ounces. However, favourable geological context and the track record of gold discoveries over the years indicate to us that there is still strong potential in the area. As a result, we initiated a 20,000 meter exploration program to discover new mineralized zones in the area and expand the value of our property.

East Amphi: Following important investments in 2004 and 2005, we took a non-cash write down of mining assets in 2005 of $26.0 million on this property because of the infeasibility of converting sufficient resources into reserves. During 2006, exploration results in the proximity of the existing underground infrastructures did not provide sufficient basis for us to invest additional capital, and as a result, we elected to cease operations at East Amphi in the second quarter of this year. We believe that there is potential to capitalize on the property, which is located in the Malartic mining camp along the prolific Larder–Lake Cadillac Break. It is important to note that in the face of challenging odds, our mining team had excellent operating results in 2006. The cash cost of production for the year was US$485 per ounce, while the average price per ounce of gold sold was US$603.

Island Gold: We own 55% of this joint venture while Patricia Mining Corp. owns 45%. We continue to advance this project and anticipate making a decision regarding commercial production in the second quarter of 2007. Our onsite mill and mining infrastructure are completed and will soon be ready for production. During the last quarter of 2006, the mill processed over 39,200 tonnes of mineralized material at an average rate of 426 tonnes per day.

We have been successful in attracting high-quality employees to the project in spite of the tremendous demand throughout the industry for geologists, engineers, miners and other technical staff. We have provided an excellent work environment that is designed to respond to the needs of our employees and contractors. We provide high-quality benefits such as adequate lodging facilities, and address personal requirements through flexible scheduling for our employees. Our experienced team of approximately 150 employees on-site will meaningfully contribute to the success of Island Gold.

2007 Opportunities and Future Outlook

Our goal over the next five years is to become a strong, profitable, intermediate North American producer of gold operating three to four mining sites with each producing at least 60,000 ounces of gold per year while building at least one million ounces of gold reserves and measurably improving our future cash-flow potential. We have developed a set of criteria to evaluate our current and future opportunities and drive us towards successfully meeting our objectives.

Island Gold will be our production story for 2007 and will be instrumental in moving us towards our goal. Based on preliminary information, we anticipate a very successful project.

Going forward, we believe we need to be more determined in our decision-making to progress at the necessary pace to achieve our objectives. We will have to make bold moves in acquisitions and exploration, use outside resources to uncover opportunities, be rapid in determining if a project should be continued, and rely heavily on our expertise and experience to make decisions that create value.

We believe we have opportunities to further exploit our existing properties, and in addition to the progress at the Island Gold project, we currently have exploration projects at our Beaufor and Valentine Lake properties. We will continue to maximize value by assessing and rationalizing the quality of our non-core asset base.

We are focusing on building our acquisition pipeline and actively working to open doors for more prospects. Strategically, we are positioning ourselves to capture advanced gold projects. We believe there are projects to be had and it is our job to capture, explore and fully develop them to production.

We also recognize that our progress would go unnoticed by the investment community if we don’t take steps to make our presence known. We will be proactively reaching out to investors so that they may better understand the intrinsic value of Richmont Mines and, as such, reflect that value in our stock price. We recently retained the services of an external investor relations advisory firm to develop capital markets communication and shareholder awareness.

We are fortunate to have a strong base of skilled employees and thank them for their past efforts and future dedication. We intend to continue attracting talented professional, technical and management team members who can lead us into the future. We would also like to thank our responsive Board of Director members. We thank Mr. Gilles Loiselle, who has retired from the Board in 2006 after 10 years of dedicated service. We wish him the best of luck in his retirement. At the same time, we are pleased to welcome Mr. Raynald Vézina on the Board of Directors. Mr. Vézina has great experience as a mining engineer in the gold industry and we believe he will be a strong contributor to our future growth.

We have confidence in our potential for success in 2007 and beyond, and we appreciate your interest in the Company and patience with our efforts this last year.

With kind regards,

Martin Rivard	Jean-Guy Rivard
President and CEO	Chairman of the Board

RESERVES AND RESOURCES OF MAIN PROPERTIES

	December 31, 2006			December 31, 2005
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained
Beaufor Mine
Proven reserves[1]	66,167	6.90	14,676	114,600	7.31	26,900
Probable reserves[1]	118,703	9.12	34,814	392,000	8.98	113,200
Measured resources	78,642	5.94	15,029	101,800	5.36	17,600
Indicated resources	532,823	7.79	133,365	629,300	6.77	137,000
Inferred resources	–	–	–	46,000	9.42	13,900

East Amphi Mine
Proven reserves[1]	99,909	3.67	11,789	288,900	4.04	37,500
Probable reserves[1]	–	–	–	351,900	5.57	63,000
Measured resources	131,697	6.93	29,347	248,000	4.72	37,600
Indicated resources	735,397	5.72	135,207	488,400	5.53	86,800
Inferred resources	319,937	5.91	60,775	308,500	5.95	59,000

GOLD PROJECTS
Island Gold[2]
Measured resources	37,688	11.80	14,297	16,100	10.90	5,600
Indicated resources	248,163	11.27	89,889	162,100	11.19	58,300
Inferred resources	108,304	10.16	35,722	193,600	12.08	75,200

Valentine Lake[3]
Inferred resources	920,000	8.50	251,600	920,000	8.51	251,600

1 In 2006, based on a price of US$513/oz and an exchange rate of 1.12 (in 2005, a price of US$450 and an exchange rate of 1.20)
2 Richmont Mines’ share – 55% – as of November 30, 2006
3 Richmont Mines’ share – Option to acquire 70%

FINANCIAL HIGHLIGHTS

(in thousands CAN$ except where noted)	2002	2003	2004	2005	2006

Performance
Revenues	51,776	50,309	39,641	21,645	36,125
Operating costs	26,322	31,327	27,658	17,643	28,163
Administration	3,874	2,772	3,037	3,923	2,957
Exploration and project evaluation	3,728	3,626	3,475	2,375	2,080
Depreciation and depletion	6,812	4,818	3,548	1,617	3,146
Write-down of mining assets	–	–	–	26,041	–
Mining and income taxes and minority interest	3,967	1,731	1,191	(2,474)	3,415
Net earnings (loss)[1]	7,073	5,035	732	(27,480)	3,194
Earnings (loss) per share	0.46	0.32	0.05	(1.54)	0.14
Weighted average shares outstanding	15,339	15,926	16,127	17,838	22,904
Cash flow (used in) from operations	15,936	8,577	6,114	(3,996)	2,429

Year-End Financial Position
Cash, cash equivalents and short-term investments	30,979	30,084	26,080	15,491	16,882
Total assets	46,039	53,495	56,194	54,226	78,498
Stockholders’equity	37,149	43,608	45,412	40,464	54,690

Key Production Data
Ounces of gold produced (in thousands)	103.5	92.6	67.1	36.5	44.9
Ounces of gold sold (in thousands)	102.7	92.9	69.2	37.0	44.9
Average production cash cost per ounce (US$)	162	240	294	374	538
Total production cost per ounce (US$)	201	275	329	397	593
Average selling price per ounce (US$)	309	370	410	443	600
Average exchange rate (US$/CAN$)	1.57	1.40	1.30	1.21	1.13

1)In 2005, the net loss includes a non-cash write down of mining assets of $26,040,953 related to the East Amphi property.

National Instrument 43-101 (NI 43-101)

The calculation of the reserves and resources of the properties of Richmont Mines were performed by qualified persons as defined by NI 43-101 and were supervised by Mr. Jules Riopel, M.Sc., Geo., MBA, a qualified person under the terms of this standard. The resources calculation of the Island Gold property, filed on November 30, 2006, was performed by qualified persons as defined by NI 43-101 and was supervised by Mr. Michel Garon, Eng., and Ms. Nicole Rioux, Geo., of Genivar, qualified persons under the terms of this standard. The reserves calculation of the Beaufor Mine, as at December 31, 2006, was performed by qualified persons as defined by NI43-101 and was supervised by Mr. François Chabot, Geo., of Golder and Associates, a qualified person under the terms of this standard.

Forward-looking Statements

This document contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

Cautionary note to U.S. investors concerning resource estimates

Information in this corporate brochure is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended ("Exchange Act"), as promulgated by the SEC.

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 0-28816, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.